

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 31, 2008

Mr. Arthur M. Evans
Chief Financial Officer
Tri-Valley Corporation
4550 California Avenue, Suite 600
Bakersfield, CA 93309

>   **Re: Tri-Valley Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 14, 2008**
>   **File No. 001-31852**

Dear Mr. Evans:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. Because the Form 10-K does not include page numbers on each page, your internal references in the table of contents are not particularly useful. To facilitate the review, the page references we use in the following comments refer to the pages as they appear when one prints the document from EDGAR.

2. Provide the disclosure that Item 305 of Regulation S-K requires. Refer to Item 7A of Form 10-K.

Recent Sales of Unregistered Securities, page 21

3. Please disclose the identity of the director to whom you sold the shares of restricted stock on November 14, 2007. In addition, provide the aggregate offering price. See Item 701 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition

Critical Accounting Policies, page 23

4. The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions, and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

   (a) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

   (b) An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

   (c) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

   Please refer to FRC Section 501.14 for further guidance

Oil and Gas Reserves, page 24

5. You state the estimates of proved oil and gas reserves are based on "evaluations audited by independent petroleum engineers". However, in the supplemental information footnote to the financial statements, you state disclosures of oil and gas reserves are based on "estimates prepared by independent engineering consultants". You have also made a similar reference in your Properties disclosure, in which you identify Cecil Engineering as an "independent engineer qualified to estimate our net share of proved developed and undeveloped oil and gas reserves." Please clarify the role that the independent engineer performed with regards to your oil and gas reserves and make the appropriate revisions to your disclosures. If an audit was performed, please provide us with a copy of the audit report.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 46

6. Please clarify your revenue recognition policy for drilling and development activities. Clarify whether you account for revenue generated from these activities in accordance with SOP 81-1, SAB Topic 13, or SFAS 19 and how your accounting policies comply with the guidance that you apply. As part of your response, please clarify how you identify and account for loss contracts and whether you have any obligations after a well has been logged.

7. We understand that you defer geological and geophysical costs incurred in connection with your drilling and development activities in accordance with paragraph 18 of SFAS 19. Please clarify how you have determined that these costs are recoverable once you begin to incur the costs. For example, explain whether the participants (or customers) are contractually obligated to reimburse you for costs incurred on uncompleted or unlogged wells. As part of your response, clarify whether you, the participants or another third party owns the property that you are drilling and developing.

8. Your disclosure states that "[a]ctual or estimated costs to complete the drilling are charged as costs against the revenue." Please clarify why the costs are not final once you recognize revenue. Please explain any additional costs estimates that you make once you recognize revenue.

Note 9 – Financial Information Relating to Industry Segments, page 62

9. We have identified certain inconsistencies or inaccuracies in your disclosures of financial information in table format by reportable segment. In addition, the information disclosed is not complete in comparison to the disclosure requirements of SFAS 131. For example, you have disclosed revenues from external customers and operating income (loss) by segment, whose totals do not agree with amounts reported in the statements of operations. Please refer to paragraph 32 of SFAS 131 for a discussion of reconciliations to be disclosed in your footnote. In addition, paragraph 27 of SFAS 131 lists all amounts to be disclosed, if regularly provided to the chief operating decision maker. Sub note (b) of paragraph 27 identifies revenues from transactions with other operating segments of the same enterprise as a measure to be disclosed. Please review the disclosure requirements of SFAS 131 discussed in paragraphs 25 through 39 to ensure disclosures by reportable segment in your future filings is complete.

Controls and Procedures, page 74

10. Please disclose the information required by Item 308(c) of Regulation S-K regarding changes in internal controls over financial reporting during the last fiscal quarter.

Directors and Executive Officers of the Registrant, page 78

11. Provide the complete five-year sketch that Item 401(e) of Regulation S-K requires for each individual, filling in any gaps or ambiguities with regard to time. Where titles have changed during the covered time, identify when each change took place.

Exhibits 31.1 and 31.2

12. It appears that you have made a number of changes to the form of certification set forth in Item 601(b)(31) of Regulation S-K, including your omission of the reference to "material weaknesses" in paragraph 5(a). With your amended Form 10-K, please file as exhibits new certifications that include the precise language required.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Tim Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director